Arcadia Capital Advisors, LLC
175 Great Neck Road · Suite 406 · Great Neck, NY 11021
Office: 516.466.5258 · Fax: 516.466.7709

August 14, 2009

Mr. John A. Sedor
President and Chief Executive Officer
CPEX Pharmaceuticals Inc.
2 Holland Way
Exeter, NH 03833

Re: Letter from Shareholders of CPEX Pharmaceuticals Inc.

Mr. Sedor:

Arcadia, as one of your larger shareholders, has met with you, your team and several members of your board of directors. Independently, we have spent considerable time studying the Company's product offering, clinical development pipeline and applicable end markets to best understand the Company's value proposition and develop a proper methodology to model and value the underlying business. Upon completing this analysis, we urge the board and management to take corrective action to defend and build shareholder value.

For too long, management has pursued a plan, unchecked by the board, which has resulted in the destruction of shareholder value. In addition, the pursuit of this illusory plan has resulted in an unbalanced transfer of value from ownership to management. This must end immediately. Arcadia respectfully requests you take our proposal to the board for it to consider, vote and direct management to take the following actions:

1. Cease continued development of Nasulin;
2. Actively pursue the settlement of the Testim litigation; and
3. Reduce management compensation in line with revised corporate objectives.

In support of these proposals, Arcadia provides the following conclusions from the research and analysis we have developed during our extensive due diligence process.

The cost associated with development of Nasulin is both a substantial and continuous erosion of shareholder value. Management should immediately wind-down all Nasulin research and development activities to preserve the remaining value of the Company's assets. The Company's pursuit of Nasulin can be faulted for issues spanning efficacy of product and inadequate return on investment while being undercapitalized to achieve market readiness.

- Results from clinical trials held in India were sufficiently weak as to create an even longer path towards FDA approval than otherwise anticipated
- With Nasulin in phase two of the Food and Drug Administration approval process, the Company is undercapitalized to absorb the significant expenses required to effectively bring the drug to market
- Market readiness of Nasulin is not expected until 2016, materially late into its patent life

Based on the cumulative impact of the above observations, we are challenged to understand any scenario for the Nasulin development program to achieve a return on investment equal to or greater than the Company's weighted average cost of capital and as such continued funding for this project cannot be justified.

The Company should actively pursue, in a timely and expeditious manner, settlement of pending patent litigation. The Company is dependent on royalties from Testim which claims significant market share in a rapidly growing end market evidenced by a pattern of sequential increases in royalty revenues. However, the value of this royalty asset is undervalued due to a lengthy litigation process set to be resolved, at worst, by June 2011. The Company can remove the uncertainty overhanging its stock price by diligently negotiating a settlement with the generic competitor before the conclusion of its thirty month stay. Doing so would provide immediate and needed clarity for investors to properly asses and quantify the future value potential of this asset.

The board of directors must correct the disconnect between management's excessive compensation and actual performance. The Company has continually suffered operating losses coupled with a failure to produce any meaningful catalyst to create or protect shareholder value. While lacking control over Testim's marketing, strategy, and growth trajectory, management can be faulted for ineffective allocation of Company resources, lack of an effective strategic plan, and the daily destruction of shareholder value. According to Company filings, management enjoys generous compensation packages valued at over $2,000,000 annually as outlined below.

- John Sedor, President and Chief Executive Officer - $790,302
- Lance Berman, Sr., Vice President and Chief Medical Officer - $300,000*
- Robert Hebert, Vice President, Chief Financial Officer and Secretary- $399,337
- Fred Feldman, Sr., Vice President and Chief Science Officer- $541,467

*annualized based on February 2009 employment agreement and does not include performance bonus of up to 40% of base salary, a signing bonus of $50,000, value of 45,00 stock options and 11,020 restricted stock units, or other executive benefits.

We request that you take your fiduciary responsibilities seriously and present our proposal to the board of directors. We expect the board to independently review management's performance and believe they will agree with our findings that management has been, for too long, eroding shareholder value. We are hopeful that the board and management will adopt a plan, consistent with the above outlined proposals, with the end goals of first defending and then building shareholder value.

Sincerely,

Richard S. Rofé
Managing Director
Arcadia Capital Advisors, LLC.